INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management of Univoice Corporation, Inc.

I have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements to be in accordance with accounting principles generally accepted in the United States of America.

Statement of Financial Position

	Year Ended December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	42,703	2,482
Accounts Receivable	248	52
Prepayments	720	1,233
Due from Shareholders		(45)
Total Current Assets	43,659	3,722
TOTAL ASSETS	43,671	3,722
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	-	3,722
Other Current Liabilities	10,002	34,004
Accounts Payable	18,661	8,701
Total Current Liabilities	28,863	46,427
Long-term Liabilities		
Loan from Shareholders	277,013	254,634
Convertible Notes	150,000	-
Total Long-Term Liabilities	427,013	254,634
TOTAL LIABILITIES	455,696	301,061
EQUITY		
Common Stock	103	103
Additional Paid in Capital - Common Stock	470,477	470,477
Preferred Stock	4	4
Additional Paid in Capital - Preferred Stock	193,669	180,537
Deferred Compensation	-	(2)
Accumulated Deficit	(1,076,278)	(948,458)
Total Equity	(412,025)	(297,339)
TOTAL LIABILITIES AND EQUITY	43,671	3,722

Statement of Operation

	Year Ended December 31,	
	2022	**2021**
Sales	23,042	434
Cost of Sales	-	-
Gross Profit	23,042	434
Operating Expenses		
Advertising and Marketing	-	73,130
General and Administrative	150,192	203,153
Total Operating Expenses	150,192	276,283
Operating Income	(127,150)	(275,849)
Interest Expense	5,043	5,255
Net Income	(132,193)	(281,103)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income	(127,820)	(281,103)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	182	(3,280)
Accounts Receivable	(23,290)	627
Restricted Stock Grant		13
Accrued Interest	-	(3,722)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(23,108)	(6,362)
Net Cash provided by Operating Activities	(150,928)	(287,466)
INVESTING ACTIVITIES		
Prepayments	468	(255)
Net Cash provided by Investing Activities	468	(255)
FINANCING ACTIVITIES		
Issuance of Common Stock		40,000
Issuance of Preferred Stock	17,507	49,665
Proceeds from Short-Term Debt	274	649
Proceeds from Long-Term Debt	22,105	148,633
Net Cash provided by Financing Activities	39,887	238,946
Cash at the beginning of period	2,469	48,101
Net Cash increase (decrease) for period	42,690	2,469
Cash at end of period	40,221	(45,632)

Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | | |
	# of Shares Amount	$ Amount	# of Shares Amount	S Amount	APIC	Deferred Compensationn	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/21	9,451,289	89	347,448	3	561,332	(2)	(667,355)	(105,900)
Issuance of Common Stock	1,380,000	14	-	-	39,999	-	-	40,000
Issuance of Preferred Stock			112,875	1	49,664			49,665
Net Loss	-		-	-	-	-	(281,103)	(281,103)
Ending Balance 12/31/2021	10,831,289	103	460,323	4	651,015	(2)	(948,458)	(297,339)
Issuance of Common Stock								
Issuance of Preferred Stock	-	-	39,789	-	17,507	-	-	17,507
Net Loss	-	-	-	-	-	-	(127,820)	(150,192)
Ending Balance 12/31/2022	10,831,289	103	500,112	4	668,522	(2)	(1,076,278)	(412,025)

Univoice Corporation, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

Univoice Corporation, Inc. ("the Company") was formed on September 6, 2018, under the laws of the State of Delaware. The Company plans to earn revenue from a language learning application that it has developed.

The Company already started crowdfunding under regulation CF in 2021 to raise operating capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets.
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,''Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to performance obligations.
Step 5: Recognize revenue as performance obligations are satisfied.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation - ASC 718-10-50

For the year ended 2021, the company granted the Cofounder 1,300,000 shares with 3 years vesting period. These are shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $ 13 as determined by assigning par value of $ 0.00001 to each share granted. Since there is no secondary market activity, management believes an increase in the value of the company's stock relative to the previous year is appropriate considering the progress on core product development, patent activity, and growth of the team.

Summary of Share-based Compensation Arrangements

	Year Ended December 31st,	
	2021	2022
Beginning shares granted	9,4851,289	10,831,289
Granted during the period	1,300,000	-
Vested	568,749	325,000
Total Cumulative Shares Granted for Compensation	10,831,289	10,831,289
Ending Shares Remaining to Vest	731,251	406,251
weighted-average grant-date fair value of shares vested	0.030	0.036
Average grant-date fair value of shares granted	1.00000	1.0000

Options: Management granted 1,300,000 options to the Cofounder that vest over a 3-year period.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset because of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5.

NOTE 4 - CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 - EQUITY

10,831,289 shares of Common Stock were issued and outstanding as of December 31,2022.

112,875 and 39,789 shares of Preferred Stock were issued and outstanding on December 31,2021 and December 31,2022, respectively.

Common and Preferred Shareholders are entitled to one vote per share and dividends on a pari passu basis.

Preferred Shareholders are senior to Common Shareholders in terms of rank for payment of dividends and distribution of assets upon the liquidation, dissolution, or winding up of the Company. However, of the 5,000,000 shares of Preferred Stock, 600,000 will be issued as "Series Seed Preferred Stock" which will be senior to, or on par with other classes of Preferred Stock.

Preferred Shareholders are protected from any alteration or change to their rights, powers, and privileges as set forth in the Certificate of Incorporation, as well as their seniority in rank should any new classes of stock be authorized, as long as a minimum of 25% of the initially issued shares of Preferred Stock remain outstanding.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically convert upon either the closing of the sale of shares of Common Stock to the public in a public offering, or the mandatory conversion time as specified by vote or written consent by requisite holders.

NOTE 7 - SUBSEQUENT EVENTS

In 2021, the Company entered into a subscription agreement for the purpose of raising funds from accredited and non-accredited investors by selling 2,461,039 shares of Series Seed Preferred Stock with par value of $0.00001. The minimum target amount to be raised in the offering is $50,000.02 and the maximum amount is $1,069,999.94.

NOTE 8 - RISKS AND UNCERTAINTIES

Concentration risk: product

We currently provide a single product offering. If we do not develop successful new products or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

In *a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.*

While processes are constantly being developed to create standard procedures, our CEO currently plays a significant role in operations. Should health issues prevent his involvement, the business will incur a period of reduced output and operations.

Possibility for copyright infringement allegations.

To this end, we have indemnified Univoice for any such allegations in our direct licensing agreements with music content owners.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dissatisfied music owners

Music owners may threaten to take down their content from our platform on the basis that they may request an unreasonable increase in their % revenue / royalty share; to this end, we're diversifying our music catalogue between many different content owners, such that takedowns from a few owners would have marginal impact.

Risk of technological unfeasibility

We're breaking new grounds with AI/ML-based development undertakings; if we are unsuccessful in building in-house tools for streamlined operations and increased product precision, we will be forced to rely on 3rd party tools; in addition to inefficiencies this may pose, this approach may become cost-prohibitive, as we scale our user base.

We *are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.*

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.